Exhibit 99.(2)(d)

Amendment to Bylaws, November 1, 2006

RESOLVED, that, pursuant to Section 3.3 of the Corporation’s ByLaws, said ByLaws are amended to state that the Board of Directors shall consist of seven (7) directors, effective immediately.  Aside from changing the number of directors, no other amendment to Section 3.3 of the ByLaws is intended or adopted, and it was further

RESOLVED, that the eighth sentence of Section 3.4 of the Corporation’s ByLaws is hereby deleted and replaced with the following sentence: “Subject to compliance with Section 10(e) and Section 16(a) of the 1940 Act, any vacancies occurring in the Board of Directors may be filled as follows: (a) vacancies caused other than by reason of an increase in the number of directors may be filled by the affirmative vote of a majority of the remaining directors, even though such majority is less than a quorum and (b) vacancies caused by reason of an increase in the number of directors may be filled by a majority of the Board of Directors.